UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 333-128166-10

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Affinia Group Intermediate Holdings Inc.

Full Name of Registrant

Former Name if Applicable

1 Wix Way

Address of Principal Executive Office (Street and Number)

Gastonia, North Carolina 28054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s management and independent auditor require additional time to complete the audit of the registrant’s financial statements to be included in its annual report for the year ended December 31, 2015 (the “2015 Form 10-K”). The delay could not be eliminated without unreasonable effort or expense. The registrant expects that it will file the 2015 Form 10-K on or before April 14, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven P. Klueg	704	869-3300
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☐ No

N/A. As a voluntary filer not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act, the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months or for such shorter period that the registrant would have been required to file such reports as if it were subject to such filing requirements.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, during 2015, the registrant sold all of the businesses that comprised its former Affinia South America (“ASA”) segment. The results of operations of the ASA segment will not be included in the registrant’s fiscal year 2015 results of operations and will be reflected as discontinued operations in the registrant’s statements of operations for all prior periods to be presented in the registrant’s 2015 Form 10-K. The registrant and the registrant’s independent auditor have not yet finalized their work on the financial statements to be included in the 2015 Form 10-K and, therefore, the registrant is not able to provide any further information regarding its 2015 earnings at this time.

Affinia Group Intermediate Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2016	By	/s/ Steven P. Klueg
Name: Steven P. Klueg
Title: Chief Financial Officer